UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                              March 5, 2019

  Dr. Franz Fink
  President and Chief Executive Officer
  Maxwell Technologies, Inc.
  3888 Calle Fortunada
  San Diego, California 92123

          Re:      Maxwell Technologies, Inc.
                   Schedule 14D-9
                   Filed February 20, 2019
                   File No. 005-34398

  Dear Dr. Fink:

         We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule 14D-9
  Exchange Offer, page 1

  1. To the extent that clarifying changes are made in the Offer to Exchange regarding the exact date and/or day within the offer period on which the final exchange ratio will be established, please confirm that Maxwell will make conforming changes to its disclosure.

  Item 4. The Solicitation or Recommendation
  (a) Solicitation or Recommendation, page 17

  2. The disclosure indicates that members of the Maxwell Board present at a meeting duly and unanimously recommended that Maxwell shareholders accept the Offer. Item 4 of Schedule
     14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of
     Regulation 14E, require that the "filing person" and "subject company," respectively, provide the required disclosures. Please revise to expressly state the subject company's position with
 Dr. Franz Fink
Maxwell Technologies, Inc.
March 5, 2019
Page 2

    respect to the offer or alternatively clarify that the Board's recommendation is being made on behalf of Maxwell. See Item 1000(f) of Regulation M-A for a definition of the term "subject company" in the context of Regulation M-A.

Maxwell's Reasons for the Offer and Merger, page 26

3. Notwithstanding the heading, we noticed the disclosure that the "Maxwell Board considered numerous factors..." Item 4 of Schedule TO and corresponding Item 1012(b) of Regulation
   M-A, however, require that reasons as distinguished from factors be disclosed. Note also that conclusory statements are not considered sufficient disclosure. Please revise.

Projected Financial Information, page 30

4. We note that "[n]one of Maxwell, Barclays, Tesla, any nor any of their respective affiliates or any other person assumes any responsibility [ ] for the accuracy or completeness of the projections..." Maxwell may not disclaim responsibility for any disclosure given the attestation that accompanies the signature on this disclosure schedule. Please revise. See
   Rule 14d-102, which rule makes clear that the person signing the Schedule 14D-9 is representing, after due inquiry and to the best of his or her knowledge and belief, that the information set forth in the schedule is true, complete and correct.

Financial Projections, page 32

5. The disclosure indicates that non-GAAP financial measures have been included. Please advise us how compliance with Rule 100 of Regulation G has been effectuated or, alternatively, explain to us why compliance is not required.

Cautionary Statements Regarding Forward-Looking Statements, page 43

6. The Private Securities Litigation Reform Act of 1995, by its terms, does not extend "safe harbor" protections to forward-looking statements made in connection with tender offers.
   Accordingly, the forward-looking statements included within this solicitation/recommendation statement cannot be determined to have been made
"within the
   meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act."
   Please revise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dr. Franz Fink
Maxwell Technologies, Inc.
March 5, 2019
Page 3

        Please contact me at (202) 551-3266 if you have any questions regarding the comments.


                                                          Sincerely,

                                                          /s/ Nicholas P. Panos

                                                          Nicholas P. Panos
                                                          Senior Special
Counsel
                                                          Office of Mergers and
Acquisitions

cc: Larry W. Nishnick, Esq.
Patrick J. O'Malley, Esq.